UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

OCERA THERAPEUTICS, INC.

(Name of Subject Company)

MEH ACQUISITION CO.

(Offeror)

A Wholly-Owned Subsidiary of

MAK LLC

(Offeror)

A Wholly-Owned Subsidiary of

MALLINCKRODT PUBLIC LIMITED COMPANY

(Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.00001 PAR VALUE

(Title of Class of Securities)

67552A108

(CUSIP Number of Class of Securities)

Michael-Bryant Hicks, Esq.

General Counsel

675 James S. McDonnell Blvd.

Hazelwood, Missouri 63042 USA

(314) 654-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Stephanie M. Hosler, Esq.

Taavi Annus, Esq.

Brian K. Feezel, Esq.

Bryan Cave LLP

One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis, Missouri 63102

(314) 259-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$53,872,859.04	$6,707.17
*	Estimated for purposes of calculating the filing fee only. Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the product of (i) $1.68, the average of the high and low sales prices per share of Ocera Therapeutics, Inc. (“Ocera”) common stock on November 3, 2017, as reported by Nasdaq, and (ii) 32,067,178, the maximum number of shares of Ocera common stock that may be outstanding immediately prior to the consummation of the offer and the merger (which includes 26,514,134 shares of outstanding Ocera common stock, 3,549,358 shares of Ocera common stock that may become outstanding as a result of exercise of Ocera’s outstanding options, 863,686 shares of Ocera common stock that may become outstanding as a result of exercise of Ocera’s outstanding warrants and 1,140,000 shares of Ocera common stock that may become outstanding as a result of vesting of Ocera’s outstanding restricted stock units). The information relating to the number of shares of Ocera common stock is based on information provided by Ocera as of October 30, 2017.
**	The filing fee was calculated in accordance with Rule 0-11(d) and Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the Transaction Valuation by 0.00012450.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Mallinckrodt plc (“Mallinckrodt”), an Irish public limited company, MEH Acquisition Co. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of MAK LLC (“Parent”), a Delaware limited liability company and a wholly-owned subsidiary of Mallinckrodt, and relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.00001 per share (“Shares”), of Ocera Therapeutics, Inc., a Delaware corporation (“Ocera”), at a price of $1.52 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, plus one nontransferable contractual contingent value right per Share (each, a “CVR”), which represents the right to receive one or more payments in cash contingent upon the achievement of certain specified milestones, calculated as described in the offer to purchase dated November 9, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and currently estimated to be up to $2.58 per CVR, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Schedule TO is being filed on behalf of Purchaser, Parent and Mallinckrodt.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Ocera Therapeutics, Inc.

555 Twin Dolphin Drive, Suite 615

Redwood City, California 94065

(650) 475-0158

(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Mallinckrodt, Parent and Purchaser”)

SCHEDULE I — Information Relating to Mallinckrodt, Parent and Purchaser

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Ocera”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Ocera”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Ocera”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Ocera”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Ocera”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Ocera”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Ocera”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Ocera”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Ocera”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

(d) Borrowed Funds. None.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER — Section 8 (“Certain Information Concerning Mallinckrodt, Parent and Purchaser”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Ocera”)

SCHEDULE I — Information Relating to Mallinckrodt, Parent and Purchaser

(b) Securities Transactions. None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Ocera”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Ocera”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Ocera”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 9, 2017.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Joint Press Release issued by Mallinckrodt plc and Ocera Therapeutics, Inc. on November 2, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Mallinckrodt plc with the Securities and Exchange Commission on November 2, 2017).

(a)(1)(G)	Presentation of Mallinckrodt plc — Mallinckrodt Strategic Acquisition — Ocera Therapeutics, dated November 2, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Mallinckrodt plc with the Securities and Exchange Commission on November 2, 2017).

(a)(1)(H)	Summary Advertisement as published in The New York Times on November 9, 2017.

(d)(1)	Agreement and Plan of Merger, dated as of November 1, 2017, by and among MEH Acquisition Co., MAK LLC, Ocera Therapeutics, Inc. and, for limited purposes, Mallinckrodt plc (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ocera Therapeutics, Inc. with the Securities and Exchange Commission on November 2, 2017).

(d)(2)	Mutual Non-Disclosure Agreement, dated January 20, 2017, by and between Ocera Therapeutics, Inc. and Mallinckrodt LLC.

(d)(3)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Ocera Therapeutics, Inc. with the Securities and Exchange Commission on November 2, 2017).

(d)(4)	Form of Contingent Value Rights Agreement (incorporated by reference to Annex A to Exhibit 2.1 to the Current Report on Form 8-K filed by Ocera Therapeutics, Inc. with the Securities and Exchange Commission on November 2, 2017).

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2017

MAK LLC

By:	/s/ Kathleen A. Schaefer
Name:	Kathleen A. Schaefer
Title:	President

MEH ACQUISITION CO.

By:	/s/ Kathleen A. Schaefer
Name:	Kathleen A. Schaefer
Title:	President

MALLINCKRODT PLC

By:	/s/ Kathleen A. Schaefer
Name:	Kathleen A. Schaefer
Title:	Senior Vice President, Finance and Corporate Controller